EX-99.77E

LEGAL PROCEEDINGS

In 1997, the Securities and Exchange Commission’s (“SEC’s”) Division of Enforcement instituted public administrative and cease-and-desist proceedings (“Proceedings”) against World Money Managers (“WMM”),the then-existing investment adviser to Permanent Portfolio Family of Funds, Inc. (“Fund”), and two then-serving officers and directors of the Fund, Terry Coxon (“Coxon”) and Alan Sergy (“Sergy”) (collectively, “Respondents”). The Fund is not and was not a party to the Proceedings. In an initial decision dated April 1, 1999 (“Initial Decision”), the Administrative Law Judge ruled that the Respondents had committed violations of various provisions of the federal securities laws and imposed various sanctions on the Respondents. The Respondents appealed the Initial Decision to the SEC. In a decision dated August 21, 2003, the SEC dismissed Sergy from the Proceedings due to his failing health and ordered that WMM and Coxon, jointly and severally: (i) disgorge $971,778; (ii) pay prejudgment interest on that amount from September 21, 1993, at half the customary rate; and (iii) cease and desist from violating provisions of the federal securities laws. In a decision dated June 29, 2005, the United States Court of Appeals for the Ninth Circuit affirmed the SEC’s decision. It is uncertain what amount of disgorged funds or prejudgment interest might be paid by the appellants, when any such payment might be made and what amount, if any, might be received by the Fund.

Pursuant to the Fund’s Bylaws, the Fund advanced expenses incurred by the Respondents in the Proceedings (“Advanced Expenses”) upon their undertaking to repay the advances, in the event it was ultimately determined that they had committed willful misfeasance, bad faith, gross negligence or reckless disregard of their duties (“Disabling Conduct”). At a meeting held on January 7, 2005, the Fund’s Board of Directors determined that WMM and Coxon had committed Disabling Conduct and directed Pacific Heights Asset Management, LLC, the Fund’s investment adviser, to make further payments it owed to WMM, pursuant to a promissory note by and between it and WMM, to the Fund as reimbursement of the Advanced Expenses. As of January 31, 2006, reimbursement of such Advanced Expenses in the amounts of $393,244, $353,922 and $39,323 remain due to the Fund’s Permanent Portfolio, Treasury Bill Portfolio and Aggressive Growth Portfolio, respectively.

The Fund’s Board of Directors has continued, and will continue, to monitor developments relating to the Proceedings and related appeals, and will take such actions as may be appropriate in the circumstances.

On May 10, 2005, Andrew J. Layman, the maker of a warrant in favor of the Fund’s Permanent Portfolio for the purchase of shares of common stock of Symantec Corporation (“Warrant”), filed an action in the Superior Court of Washington for King County (“Complaint”) seeking, among other actions, a declaratory judgment that the Warrant was no longer valid and enforceable. The Complaint alleges that the Fund had failed to timely exercise its rights under the Warrant, and that the Warrant had lapsed, entitling Mr. Layman to possession of the stock certificates for the shares of common stock subject to the Warrant. The Fund has filed a counterclaim to enforce its rights under the Warrant and will vigorously defend against the Complaint. The eventual outcome of this action, which was removed to the United States District Court for the Western District of Washington at Seattle, and any related litigation pursuant thereto, is uncertain at this time. As of January 31, 2006, the current market value of the stock subject to the Warrant is approximately $6.6 million. In the event the Fund is unsuccessful in defending against Mr. Layman’s claim for declaratory relief, the Permanent Portfolio’s assets would be reduced by the value of the stock subject to the Warrant.